AIM INVESTMENTS

811-06463
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SEC MAIL PROCESSING RECEIVED
MAR 2 8 2007
WASH. D.C. 186 SECTION

March 23, 2007

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Notice of Supplemental Authority** and **Plaintiffs' Response to Defendants' Notice of Supplemental Authority.** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

Enclosures

cc: Ms. Kimberly Garber, SEC – Fort Worth
Ms. Sandra Gonzalez, SEC – Fort Worth

07047735

S:\srr\Litigation\Parthasarathy v. AIM\Correspondence\L-032307SEC.doc
032307 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T.K. PARTHASARTHY, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	Case No.: 3:06-cv-00943-DRH
T. ROWE PRICE INTERNATIONAL FUNDS, INC., et al.,	)	
Defendants.	)	

NOTICE OF SUPPLEMENTAL AUTHORITY

Defendants respectfully submit for the Court's consideration on the motions now pending before it the recent decision in *Spurgeon v. Pacific Life Ins. Co.*, No. 06-983 (Mar. 6, 2007 S.D. Ill.) (attached hereto as Exhibit A), a case that shares the procedural history of this case in all respects relevant to the pending motions. In *Spurgeon*, Judge Reagan denied plaintiffs' motion to remand and dismissed the case, with prejudice, as precluded by the Securities Litigation Uniform Standards Act of 1998.

With respect to the remand motion, Judge Reagan held that the Court's November 20, 2006 Order implementing *In re Mutual Fund Market-Timing Litigation,* 468 F.3d 439 (7th Cir. 2006) ("*Kircher IV*"), which remanded the *Spurgeon* case to state court, was an "order" within the meaning of 28 U.S.C. §1446(b) from which it could "first be ascertained" that the case had become removable. As Judge Reagan explained: "At that point, *for the first time*, several planets aligned -- (a) there were grounds for removal (the recent holdings on SLUSA preemption), (b) the Seventh Circuit had issued its mandate as to *this* case, and (c) the [district court] had returned this case to state court, putting it in a posture from which removal was possible." (Exh.

A at 10.) "[T]hat Order," Judge Reagan concluded, "triggered a fresh 30-day removal period under §1446(b)." *Id.* at 11.

On the dismissal motion, Judge Reagan relied on the Supreme Court's decision in *Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Dabit*, 126 S. Ct. 1503 (2006), in holding that "[p]laintiff's claims are preempted by SLUSA and cannot be maintained in this or any other Court." (Exh. A at 12.)

Defendants respectfully submit that Judge Reagan's decision is correct and should be followed in this case. This Court issued its order implementing *Kircher IV*, and remanding the case to state court, on November 29, 2006. Defendants removed within 30 days of that order. That removal was authorized by 28 U.S.C. § 1446(b); accordingly, the motion to remand should be denied. And, because plaintiffs' claims -- which are substantively identical to those in *Spurgeon* -- are clearly precluded by SLUSA, the motion to dismiss should be granted and the case dismissed with prejudice.

Dated: March 8, 2007

Respectfully submitted,

ARTISAN PARTNERS LIMITED
PARTNERSHIP, defendant

By: /s/ Gary A. Meadows
One of its attorneys

Gordon R. Broom - #00308447
Gary A. Meadows - #06209493
Troy A. Bozarth - #06236748
Hepler, Broom, MacDonald, Hebrank, True & Noce, LLP
103 West Vandalia Street, Suite 300
Edwardsville, Illinois 62025
(618) 656-0184

John W. Rotunno
Kenneth E. Rechtoris
Bell, Boyd & Lloyd LLC
70 West Madison Street, Suite 3100
Chicago, Illinois 60602-4207
(312) 372-1121

Attorneys for Artisan Partners Limited Partnership

ARTISAN FUNDS, INC., defendant

By: /s/ Richard K. Hunsaker with consent
One of its attorneys

Robert H. Shultz, Jr. - #03122739
Richard K. Hunsaker - #06192867
Heyl, Royster, Voelker & Allen
100 W. Vandalia Street, Suite 100
Edwardsville, Illinois 62026
(618) 656-4646

David O. Stewart
Thomas B. Smith
Ropes & Gray LLP
700 12th Street, N.W., Suite 900
Washington, D.C. 20005
(202) 508-4600

Attorneys for Artisan Funds, Inc.

T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE INTERNATIONAL, INC., AIM INTERNATIONAL FUNDS, INC., and A I M ADVISORS, INC., defendants

By: /s/ Lisa M. Wood with consent
One of their attorneys

Frank N. Gundlach
Lisa M. Wood
Armstrong Teasdale LLP
One Metropolitan Square, Suite 2600
St. Louis, Missouri 63102
(314) 621-5070

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street
New York, New York 10036
(212) 575-4700

Attorneys for Defendants T. Rowe Price International Funds, Inc. and T. Rowe Price International, Inc., AIM International Funds, Inc. and A I M Advisors, Inc.

CERTIFICATE OF SERVICE

The undersigned, an attorney, states that he electronically filed the foregoing *Notice of Supplemental Authority* with the Clerk of Court using the CM/ECF system, which will send notification of such filing(s) to the following:

Richard K. Hunsaker	rhunsaker@hrva.com, edwecf@hrva.com
Martin I. Kaminsky	mikaminsky@pollacklawfirm.com
Robert L. King	robertlking@charter.net
Edward T. McDermott	etmcdermott@pollacklawfirm.com
Gary A. Meadows	gam@ilmolaw.com, tmf@ilmolaw.com, docket@ilmolaw.com, alf@ilmolaw.com, par@ilmolaw.com
Daniel A. Pollack	dapollack@pollacklawfirm.com
Stephen M. Tillery	stillery@koreintillery.com
Lisa M. Wood	lwood@armstrongteasdale.com
Anthony Zaccaria	azaccaria@pollacklawfirm.com
George A. Zelcs	gzelcs@koreintillery.com, JWitteried@koreintillery.com

I also certify that on March 8, 2007, I mailed by United States Postal Service the same document to the following non-registered participants:

Eugene Y. Barash
Korein Tillery
507 N. 7th St., Ste. 3600
St. Louis, Missouri 63101

/s/ Gary A. Meadows
Attorney

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

JAMES E. SPURGEON, individually and on behalf of all others similarly situated,	
Plaintiff,	**Case No. 06-cv-0983-MJR Consolidated with Case No. 06-cv-0925-MJR**
vs.	
PACIFIC LIFE INS. CO.,	
Defendant.	

MEMORANDUM and ORDER

REAGAN, District Judge:

This putative class action originated in Illinois state court and challenges a market-timing trading strategy used by Pacific Life, a manager of mutual funds and issuer of variable annuities. The case trekked a long and winding procedural road before being re-removed to this District Court four months ago. The action comes now before the Court on lead Plaintiff James Spurgeon's remand motion, filed December 14, 2006 and fully briefed by counsel.

This is one of several market-timing cases which were removed to this District Court in 2004, randomly assigned to three District Judges, remanded to Illinois state court, appealed to (and reversed by) the United States Court of Appeals for the Seventh Circuit, and ultimately taken on certiorari by the United States Supreme Court. Subject matter jurisdiction is invoked under the federal question statute, 28 U.S.C. § 1331, based on the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"), 15 U.S.C. § 78bb(f)(1)(A).

The central question is whether defects in Pacific Life's removal procedure warrant

EXHIBIT A

remand of the case to the Circuit Court of Madison County, Illinois.

Pacific Life removed this case pursuant to 28 U.S.C. 1446(b). Section 1446(b) provides that if a case stated by the initial pleading was not removable, it may be removed within 30 days after the defendant receives an "amended pleading, motion, order or other paper from which it may first be ascertained that the case is one which is or has become removable." Pacific Life maintains that its November 2006 removal came within 30 days of the "orders from which it could first be determined that it was removable" (Removal Notice, Doc. 2-1, p. 2).

More specifically, Pacific Life asserts that the case became removable when one of two things happened in November 2006: (1) a Madison County Circuit Court Judge reopened the case on November 9, 2006, or (2) the undersigned District Judge entered an Order on November 20, 2006 which vacated a prior judgment in favor of Pacific Life and remanded the case to Madison County.

Both Orders on which re-removal is premised were issued in the wake of the United States Supreme Court's June 2006 opinion in ***Kircher v. Putnam Funds Trust*, 126 S. Ct. 2145 (2006)("*Kircher III*").** Analysis begins here.

In *Kircher III*, the high Court held that the remand Orders entered by the Judges of this District Court in 2004 (challenged by Pacific Life via direct appeal) were nonappealable under 28 U.S.C. § 1447(d). So, the Seventh Circuit lacked jurisdiction to review (and reverse) this Court's remand Orders in the market-timing cases.

On October 16, 2006, in ***In Re Mutual Fund Market-Timing Litigation*, 468 F.3d** 439 (also known as "***Kircher IV***"), the Seventh Circuit announced what ***Kircher III*** required in the twenty-some cases which had been appealed.[1] The Court divided the lawsuits into three groups for analysis. The appeal in the above-captioned case (Appeal No. 05-3011 – Plaintiff's appeal from Judge Reagan's May 2005 Order and Judgment in favor of Pacific Life) fell into the group termed the "Potter appeals,"[2] each of which – the Seventh Circuit explained – "must return to the state court in which it was filed." The Seventh Circuit's opinion concluded: "All of these cases .... must be remanded to state court." ***Id.* at 444**.

The Seventh Circuit issued the mandate in this consolidated appeal on November 14, 2006. Six days later, on November 20th, in accord with the express instructions of the Seventh Circuit, the undersigned Judge vacated the May 2006 judgment in favor of Pacific Life and remanded this case to state court.

Before the Seventh Circuit issued its mandate (and before this Court's November 20th Order remanding the case to Madison County), Plaintiff's counsel asked the state court (Judge Nicholas G. Byron) to reopen the case. At that time, Plaintiff's counsel understandably but incorrectly believed the case already was back in state court, despite the fact the Seventh Circuit had not issued its mandate.[3]

---

1 The Seventh Circuit issued the opinion on October 16, 2006 and amended it on October 23, 2006.

2 Confusingly, the Seventh Circuit referred to an *earlier* appeal herein (Appeal No. 04-2687, Pacific Life's appeal from the June 2004 remand Order) as part of a separate group for analysis. ***See Market Timing Litigation*, 468 F.3d at 440 ("Ten of the appeals listed in the caption (Nos. ... & 04-02687) ... are dismissed for lack of jurisdiction. This means the suits will return to Illinois courts under orders that the district court entered in 2004.")**.

3 ***See, e.g., Kusay v. United States*, 62 F.3d 192, 193-94 (7th Cir. 1995)("Just as the notice of appeal transfers jurisdiction to the court of appeals, so the mandate returns it to the district court.**

Judge Byron granted the motion and reopened the case in Madison County Circuit Court on November 9, 2006. Pacific Life removed the case four days later, and it was assigned Case No. 06-0925 in this Court. After the undersigned Judge issued the November 20th Order, Pacific Life (taking no chances) again removed the case. It was assigned Case No. 06-0983. Case No. 06-0925 later was consolidated into Case 06-0983.

Plaintiff argues: "There are no removal 'do-overs'" (Doc. 13, p. 11). He contends that (1) the law of the case doctrine or (2) 28 U.S.C. § 1447(d) prohibits this Court from "reconsidering" its earlier conclusion that this case fell outside the reach of SLUSA; (3) Pacific Life cannot remove this case based on ***Merrill, Lynch, Pierce, Fenner & Smith, Inc. v. Dabit*, 126 S. Ct. 1503 (2006)**, even *if* that case changed existing law; and (4) this removal was not based on an order or other paper "from which it may first be ascertained" that the case is or has become removable. According to Plaintiff, the undersigned District Judge had one shot at deciding where this case belonged (state or federal court), and "right or wrong" the 2004 remand Order constitutes a "forum designation that is conclusive" (Doc. 13, p. 10). Thus, Plaintiff reasons, whether ***Dabit*** forecloses Plaintiff's claims is a decision that only the Illinois state court now can make.

This Court can easily dispose of Plaintiff's first two arguments. Neither the law of the case doctrine nor 28 U.S.C. § 1447(d) blocks re-removal herein.

Section 1447(d) provides that a District Court's "remanding a case to the State court from which it was removed is not reviewable on appeal or otherwise." Plaintiff interprets the "or

---

Until the mandate issues, the case is 'in' the court of appeals, and any action by the district court is a nullity.")

otherwise" to forbid the re-removal of this case. Contrary to that interpretation, the Seventh Circuit plainly has held that the phrase blocks only avenues of *appellate* review of a remand order (such as mandamus), "and **the provision ... does not preclude successive removals.**" ***Midlock v. Apple Vacations West, Inc.***, **406 F.3d 453, 456 (7th Cir. 2005)(emphasis added).**

Plaintiff also insists that the undersigned Judge's 2004 remand Order was a conclusive forum designation under the "law of the case" doctrine. That doctrine, however, does not preclude a district judge from reconsidering his prior rulings in a case, *if* the law has changed or developed in the interim.

The Seventh Circuit has explained:

> The authority of a district judge to reconsider a previous ruling in the same litigation, whether a ruling made by him or by a district judge previously presiding in the case, ... is governed by the doctrine of the law of the case, which authorizes such reconsideration if there is a compelling reason, such as a change in, or clarification of, law that makes clear that the earlier ruling was erroneous.

Santamarina v. Sears, Roebuck & Co., **466 F.3d 570, 572 (7th Cir. 2006).** ***See also Mendenhall v. Mueller Streamline Co.***, **419 F.3d 686, 691 (7th Cir. 2005)(Law of the case doctrine embodies a presumption that earlier rulings will stand, unless compelling reasons exist, "such as new controlling law.");** ***Colaizzi v. Walker***, **812 F.2d 304, 310 (7th Cir. 1987)("an intervening change of law is a familiar reason for refusing to apply the law of the case doctrine").**

So the law of the case doctrine does not thwart re-removal.

More importantly, the law of this Circuit recognizes that certain "new developments," such as changes in or clarifications to existing law, may permit a second or successive removal. ***See, e.g., Knudsen v. Liberty Mut. Ins. Co.***, **435 F.3d 755, 756 (7th Cir. 2006)("A second removal is proper when based on a new development.");** ***Erb v. Alliance Capital Mgt, L.P.***, **423 F.3d 647,**

653 (7th Cir. 2005), *citing Benson v. SI Handling Systems, Inc.*, 188 F.3d 780, 783 (7th Cir. 1999)(successive removals are not per se barred).

In *Benson*, 188 F.3d at 783, the Seventh Circuit expressly *rejected* a broad anti-multiple-removal rule. The Court said "No" to the question: "should we now create a rule forbidding multiple attempts to removal civil cases to federal court?" Stressing that "[n]othing in § 1446 forecloses multiple petitions for removal," and pointing out that § 1446(b) actually *implies* that an unsuccessful earlier removal attempt is not dispositive, the Court expounded (*Id.* at 782):

> only one court of appeals has considered that possibility - and it has held that a litigant may try more than once. O'Bryan v. Chandler, 496 F.2d 403 (10th Cir. 1974). Section 1446(b) implies the same conclusion.... Multiple removals could encounter problems ... if nothing of significance changes between the first and second tries....
>
> The only effect of adopting an absolute one-bite rule would be to encourage plaintiffs to be coy.... Plaintiffs ... apparently believ[ed] that ... the failed removal ... had locked the case into state court. We see no reason to reward game-playing of this kind.... Now that it is clear that the jurisdictional requirements ... have been met, this case must be resolved in federal court.

In the case at bar, Plaintiff essentially concedes that *certain* events might justify re-removal, but he vehemently maintains that the Supreme Court's opinion in *Dabit*, 126 S. Ct. 1503 (2006), is not such an event (*see* Doc. 13, pp. 5-6). As to the *particular* case at bar, the Court agrees.

Dabit held that SLUSA preempts state law-based class action claims brought by *holders* of securities, thereby resolving a conflict between the Second Circuit and the Seventh Circuit. The Supreme Court in *Dabit* validated the Seventh Circuit's approach (taken in *Kircher v. Putnam Funds Trust*, 403 F.3d 478 (7th Cir. 2005)("*Kircher II*")), and held that SLUSA preempts a broad range of state law class action claims, including holders of securities as well as purchasers/sellers of securities. *Dabit*, 126 S. Ct. at 1515.

Clearly *Dabit* constitutes an intervening change of law, but does it justify a fresh try at removal in *this* case? In *Market-Timing Litigation*, 468 F.3d 439, the Seventh Circuit left that question open. Addressing whether or not the cases in the so-called "Potter" group of appeals should be sent back to state court, the Seventh Circuit proclaimed:

> Each of these cases therefore must return to the state court in which it was filed, just as Kircher III concluded.
>
> According to the mutual funds, this would be a pointless step, because they can remove the cases again, the district court will exercise jurisdiction (for Dabit shows that removal is proper) and resolve the cases on the merits yet again, and we will see a new set of appeals in short order.
>
> Defendants invite us to short-circuit this process and resolve the issues now. Yet if defendants follow the strategy they have outlined, plaintiffs will reply that federal law allows only one removal. The mutual funds will argue that a second removal is authorized either by 28 U.S.C. § 1446(b) (a new 30-day period for removal opens once an order first demonstrates that the case is removable) or by SLUSA. Plaintiffs tell us that they will respond that Dabit is not such an "order" (because in their view "order" means "order in a case to which the removing litigant was a party") and that SLUSA does not allow removal after the period specified by § 1446(b). There will be time enough to address these arguments if they become important; their resolution ought not be anticipated before the steps that make them relevant have been taken.
>
> ... Dabit supplies an intervening change of law and may or may not justify a successive removal; we reserved that question above.

Market-Timing Litigation, **468 F.3d at 442-44.**

This Court finds that although *Dabit* (a significant change in the law) might justify a fresh removal of some cases, it did not do so here.

First and foremost, Pacific Life's removal in *this* litigation was not based on ***Dabit***.[4] Even if it had been, the undersigned Judge doubts that an Order – such as ***Dabit*** -- issued in a separate case with different parties allows successive removal of this case under 28 U.S.C. § 1446(b). ***See July 12, 2005 Order in Bradfisch v. Templeton*****, Doc. 24 in Case No. 05-0298-MJR, at pp. 3-4 ("the cases which interpreted a new appellate court opinion as an 'order' permitting later removal under § 1446(b) involved a key fact that appears to be absent here. In those cases, the removing defendant was a party involved in the appeal that resulted in the order being used as a basis for removal.").** ***See also February 1, 2007 Order (Doc. 16) in Dudley v. Putnam Investment Funds*****, Case No. 06-0940-GPM, at pp. 13-15.** Plus, at the time ***Dabit*** was handed down, this case was not in a procedural posture from which it could *be* re-removed.[5]

That disposes of three of four arguments raised in Plaintiff's remand motion. As to the fourth argument, the Court must carefully scrutinize Pacific Life's two bases for removal.

As quoted earlier herein, Section 1446(b) provides that if a case stated by the initial pleadings is not removable, it may be removed "within thirty days after receipt by the defendant, through service or otherwise, of a copy of an amended pleading, motion, order or other paper from which it may first be ascertained that the case ... has become removable."

Pacific Life contends that – based on the rulings handed down herein – this case was

---

4 Pacific Life's memo opposing remand (Doc. 22, pp. 12-14) flatly states that ***Dabit*** is not the "order or other paper" on which Pacific Life's November 2006 removal was grounded. Rather, Pacific Life relies on "orders issued in *this* case" – the November 9, 2006 Judge Byron Order and November 20, 2006 Judge Reagan Order discussed supra.

5 But, as Pacific Life correctly points out, this Court need not reach the question of whether *Dabit* constitutes an "order or other paper" (*see* Doc. 22, p. 14).

not removable when first filed. The undersigned Judge so ruled when he rejected Pacific Life's initial removal attempt in the October 2004 remand Order. Whether that remand Order was correct, incorrect, later challenged, affirmed or reversed on appeal, it was conclusive at that time. So the case was not initially removable. The issue then is whether and when the case later *became* removable.

Pacific Life argues that this case first became removable when Judge Byron reopened the action in state court on November 9, 2006 or when the undersigned District Judge remanded this case to Judge Byron on November 20, 2006 (*see* Doc. 63 in Case No. 04-0355-MJR). Without a doubt, Pacific Life's notice of removal was filed within 30 days of both of those two events. The tougher question is whether Judge Byron's November 9, 2006 Order *or* this Court's November 20, 2006 Order is an order or other paper from which it could "first be ascertained" that the case had become removable.

Judge Byron's Order reopening the state court case does not fit the bill. First, it is far from clear that the matter was back in Madison County, such that Judge Byron had the authority to reopen the case at that point. No mandate had issued, and the Seventh Circuit had explicitly declared that this case "must be remanded to state court," *Kircher IV*, 468 F.3d at 444, a step this Court had not yet taken as of November 9, 2006.

Therefore, this case (Appeal No. 05-3011, Spurgeon's appeal from the May 2005 Order entering judgment in favor of Pacific Life) still was before the Seventh Circuit and appears to fall within the rule announced in *Kusay*, 62 F.3d at 193-94: "Until the mandate issues, the case is 'in' the court of appeals, and any action by the district court is a nullity."[6]

If this District Court lacked power to take action until the Seventh Circuit issued its mandate, then it is difficult to imagine how the state court could – prior to issuance of that same mandate – reopen the case and forge ahead. Even if Judge Byron had the power to reopen the case before the Seventh Circuit completed its work and issued the mandate, his one-sentence Order (Exhibit C to Removal Notice, Doc. 2) was a purely administrative act and did not make the case removable.

Which leaves the only other basis presented for removal – the undersigned Judge's November 20, 2006 Order remanding the case to state court in the wake of ***Kircher IV*** (the Seventh Circuit's October 2006 ***Market Timing Litigation*** opinion). The November 20th Order (Doc. 63 in Case No. 04-0355) implemented the directive of the Seventh Circuit's ***Kircher IV*** mandate by vacating the May 2005 judgment in favor of Pacific Life and remanding the case to Madison County. At that point, *for the first time*, several planets aligned – (a) there were grounds for removal (the recent holdings on SLUSA preemption), (b) the Seventh Circuit had issued its mandate as to *this* case, <u>and</u> (c) the undersigned Judge had returned this case to state court, putting it in a posture from which removal was possible. Having been docketed on November 20,

---

6 ***Kusay*** may not govern <u>all</u> the appeals that were consolidated before the Seventh Circuit in ***Kircher IV***. But this *particular* appeal (Appeal No. 05-3011) fell within the "Potter" group of appeals and needed to be sent back to state court – unlike the other cases the Seventh Circuit described as having returned "to Illinois courts under orders that the district court entered in 2004." ***Kircher IV***, **468 F.3d at 440**. As noted earlier herein, an *older* appeal number for this same case (No. 04-2687) was included – confusingly – in the section of ***Kircher IV*** analyzing another group of cases – the "initial ten appeals" (not the "Potter" appeals). But Appeal No. 05-3011 – the later appeal from Case No. 04-0355-MJR – is the operative appeal, as it is the appeal from this Court's May 2005 Order "undoing" the initial remand and entering judgment for Pacific Life.

2006, that Order triggered a fresh 30-day removal period under § 1446(b). As required by statute, Pacific Life's November 28, 2006 removal notice was timely-filed within thirty days of the Order rendering the case removable. **28 U.S.C. § 1447(b).**

At first blush, it may seem counterintuitive to conclude that the November 20, 2006 remand Order (which typically would indicate the *absence* of subject matter jurisdiction) qualifies as an "order ... which it may first be ascertained that the case ... has become removable." But the remand Order herein was entered pursuant to the Seventh Circuit's mandate, issued as a result of *its* lack of jurisdiction to engage in appellate review, as determined by the Supreme Court.

Cases generally follow a defined path on the way to and from the Supreme Court. They originate at the District level, move to the Circuit level, and (sometimes) culminate at the Supreme Court. Here, the return path was just the reverse. When the Supreme Court ruled that the Seventh Circuit had lacked appellate jurisdiction, the case followed – in the opposite direction – the path it had taken on the way *to* the Supreme Court. The case first went back to the Seventh Circuit, where an opinion and mandate were issued (in October and November 2006, respectively). Next– at least as to *this* appeal – the District Court had to remand the case to state court, consistent with the Seventh Circuit's directive. When the undersigned accomplished that task, a new time frame for removal commenced. Pacific Life promptly availed itself of that opportunity to remove.

Accordingly, the Court **DENIES** Plaintiff's remand motion (Doc. 13).

Having determined that this case was properly removed and subject matter jurisdiction lies, the Court now turns to Defendant's pending dismissal motion, which argues that this case cannot be maintained in *any* court, since it falls within the parameters of SLUSA. Plaintiff's claims are embraced within the broad reach of SLUSA's preemption provision, as made clear by the Supreme Court's unanimous 2006 decision in *Dabit*.

Dabit instructs that claims such as Plaintiff's are preempted: "no 'covered class action' based on state law an alleging 'a misrepresentation or omission of a material fact in connection with the purchase or sale of a covered security' may be maintained in any State or Federal court by any private party." *Id.* at 1511-14, *quoting* 15 U.S.C. § 78bb(f)(1)(A). The fact that the plaintiff may be a holder (rather than a seller or purchaser of securities) "is irrelevant" for SLUSA preemption purposes. *Id.* at 1515. Plaintiff's claims are preempted by SLUSA and cannot be maintained in this or any other Court.

Therefore, this Court GRANTS Defendant's December 4, 2006 motion (Doc. 4) and DISMISSES this case with prejudice.

IT IS SO ORDERED.

DATED this 6th day of March 2007.

s/Michael J. Reagan
MICHAEL J. REAGAN
United States District Judge

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

T.K. PARTHASARATHY, EDMUND WOODBURY, STUART ALLEN SMITH, and SHARON SMITH, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	No. 06-CV-00943-DRH-PMF
T. ROWE PRICE INTERNATIONAL FUNDS, INC., T. ROWE PRICE INTERNATIONAL, INC., ARTISAN FUNDS, INC., ARTISAN PARTNERS LIMITED PARTNERSHIP, AIM INTERNATIONAL FUNDS, INC., and AIM ADVISORS, INC.,	)	
Defendants.	)	

PLAINTIFFS' REPLY MEMORANDUM IN SUPPORT OF THEIR ALTERNATIVE MOTION TO REMAND FOR LACK OF SUBJECT MATTER JURISDICTION

For their opposition to Plaintiffs' Alternative Motion to Remand for Lack of Subject Matter Jurisdiction, Defendants refer the Court to their motion to dismiss memoranda. In this Reply Plaintiffs therefore respond to the arguments Defendants make in their 2/16/2007 Reply Memorandum in Support of their Motion to Dismiss.

The parties apparently agree that if Plaintiffs' allegations do not constitute allegations of misrepresentation (or omission), the case was not removable under SLUSA and must be remanded. Contrary to Defendants' arguments, Plaintiffs do not contend that their avoidance of "the talismanic words 'fraud', 'misrepresentation'" or the like makes any difference in the SLUSA analysis. Defendants' 2/16/07 Reply at 2 n.2. Rather Plaintiffs' ***actual*** allegations are what matter. "Simply because the operative facts of a complaint *can* give rise to a claim of fraud does not mean that the complaint *must* be read as alleging fraud." *Xpedior Creditor Trust v. Credit Suisse First Boston (USA) Inc.*, 341 F. Supp. 2d 258, 268 (S.D.N.Y. 2004) (emphases in original) (Scheindlin, J.).

Defendants say that Plaintiffs' allege "that Defendants' operation of the Funds was contrary to [Defendants'] representation in the prospectuses" that "Defendant[s] operate [the Funds] as an open end mutual fund with the stated goal of providing long term capital growth to investors who hold shares of the fund." 2/16/07 Reply at 2. But Defendants ignore Plaintiffs' ***actual*** allegations "that Defendants' operation of the Funds" was negligent (or reckless) rather than that any representations Defendants may have made were false.

Plaintiffs allege that Defendants has a duty "to exercise that degree of knowledge, skill and care ordinarily used by reasonably well-qualified members of their profession" and that they

> breached their duties of due care owed to [Plaintiffs and those similarly situated] by, inter alia: i. failing to properly evaluate on a daily basis whether a significant event affecting the value of [Defendants'] portfolio of securities had occurred ...; ii. failing to implement [Defendants'] portfolio valuation and share pricing policies and procedures;

> and iii. allowing portfolio valuation and share pricing policies and procedures which benefited market timing traders of [Defendants'] share at the expense of long term shareholders.

FAC ¶¶ 60, 73 and 86. Plaintiffs make similar allegations of reckless conduct – not misrepresentation – against each of the defendants, too. FAC ¶¶ 64, 77 and 90. Plaintiffs nowhere accuse Defendants of any false representations.

If a person represents he will do something and later fails because he performs incompetently, he is guilty of incompetence, not of false representation. Moreover, he is guilty of incompetent performance regardless of whether he made an earlier representation about his performance. That is what this case is about: Defendants' incompetent failure to prevent short-term trading by third parties. That claim does not depend upon whether Defendants made any misrepresentations but whether they discharged their duty of reasonable care. Period.

The damages Plaintiffs allege further demonstrate their claims are not for misrepresentation. Plaintiffs' have not alleged they were fraudulently induced to buy Fund shares or to pay more for Fund shares than they would have paid but for the fraud. Plaintiffs allege their investments were less valuable because defendants negligently permitted short-term trading by market timers.

> Since it is such an attractive low risk trading vehicle to market timers, ***Defendants' funds experience*** increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover including the liquidation of investments to meet market timer redemption requests, lost opportunity costs and ***asset swings that negatively impact*** fund operations and performance and ***the ability of the fund to provide a maximized return to long term shareholders.***

FAC ¶ 45 (emphases added). Plaintiffs do not allege they were induced to do anything.

Defendants cite *Mehta v. AIG Sunamerica Life Assurance Co. (In re Mutual Funds Inv. Litig.)*, 437 F.Supp.2d 439 (D. Md. 2006), *appeal docketed*, No. 06-1788 (4th Cir. July 18, 2006), but they do not discuss or attempt to defend the *Mehta* court's rationale. Defendants also never grapple with Plaintiffs' criticisms of that case. *See* Plaintiffs' 1/24/2007 Memo at 8, 9. The most telling flaw in the *Mehta* rationale is that if the defendants had simply prevented market timing in the Funds by any means as they should have – even if they continued to value fund shares with stale information and thus "misrepresented" (in the *Mehta* court's view) the value of those shares – then Plaintiffs' investments would not have been diluted by market timers' short-term trading. *Id.*

Finally, Defendants argue that *Dabit* constitutes a change in the law permitting a successive removal even though *Kircher* – which Defendants insist *Dabit* "approved" – did not. The reason, they say, is because "[t]he Supreme Court's ruling in *Dabit* settled and clarified [an] issue of SLUSA law." Defendants' 2/16/07 Memo at 4. But just as *Dabit* settled that issue throughout the land, *Kircher* also settled that issue in the Seventh Circuit. Defendants fail to explain why a circuit court's decision settling an issue for a circuit will not permit a successive removal in that circuit, but a Supreme Court decision will. *See In re Mutual Fund Market Timing Litig.*, 468 F.3d 439, 444 (7th Cir. 2006) ("the "change" worked by *Kircher II* is not one that the Price and AIM defendants may invoke").

Defendants say the Seventh Circuit's decision in *Santamarina v. Sears*, 466 F.3d 570 (7th Cir. 2006), "recognizes" that a change in the law like *Dabit* (but not *Kircher II*) "is the very kind of decision which effects an intervening change in the law justifying a successive removal." But there was no change in the law involved in *Santamarina*, much less a change in the law which justified a successive removal. Moreover, *Santamarina* says nothing – not even in dictum – about a change in the law justifying a successive removal. Rather, *Santamarina* says that a change in the law may provide a district judge with the authority "to reconsider a previous ruling in the same litigation." *Id.* at 571-72. At issue there was an MDL judge's reconsideration of an earlier judge's ***denial*** of a motion to remand a case that had been removed a second time. The

MDL judge remanded the case and on appeal (pursuant to the appeal provision of the Class Action Fairness Act which governed that case but has no application to this case[1]).

For the reasons discussed in the briefing of Plaintiffs' Motion to Remand for Procedural Defects and of Plaintiffs' Alternative Motion to Remand for Lack of Subject Matter Jurisdiction, the Court should remand this case to state court.

Respectfully submitted,

By: /s/Robert L. King
ROBERT L. KING
505 North 7th Street, Suite 3600
St. Louis, Missouri 63101
Telephone: (314) 863-6902
Facsimile: (314) 863-7902

KOREIN TILLERY LLC
STEPHEN M. TILLERY
10 Executive Woods Court
Swansea, Illinois 62226
Telephone: (618) 277-1180
Facsimile: (314) 241-3525

Attorneys for Plaintiffs and the Class

[1] The Class Action Fairness Act "shall not apply to any class action that solely involves a claim concerning a covered security …." 28 U.S.C. § 1332(d)(9)(A). *Accord* 28 U.S.C. § 1453(d)(1) ("This section shall not apply to any class action that solely involves a claim concerning a covered security").

CERTIFICATE OF SERVICE

The undersigned certifies that service of the foregoing document was made by means of the Notice of Electronic Filing on March 12, 2007, to the following counsel of record:

Lisa M. Wood
Armstrong Teasdale - St. Louis
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740

Richard K. Hunsaker
Heyl, Royster et al. - Edwardsville
103 West Vandalia Street
P.O. Box 467
Edwardsville, IL 62025

Gary A. Meadows
Burroughs, Hepler et al.
103 West Vandalia Street
Suite 300, P.O. Box 510
Edwardsville, IL 62025-0510

Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
Daniel A. Pollack
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295

/s/Robert L. King
ROBERT L. KING
505 North 7th Street, Suite 3600
St. Louis, Missouri 63101

END